Exhibit 3.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended September 30, 2013

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Background

This Management’s Discussions and Analysis (“MD&A”) of the financial position and results of operations is prepared as at December 30, 2013 and should be read in conjunction with the audited consolidated financial statements for the years ended September 30, 2013 and 2012 and the notes thereto for GoGold Resources Inc. (the “Corporation”).

The Corporation’s consolidated financial statements for the year ended September 30, 2013 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Additional information relevant to the Corporation’s activities can be found on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include the intention to complete an acquisition or disposition or financing transaction and the Corporation’s plans for its mineral projects. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of the Corporation to obtain necessary financing, satisfy conditions under any acquisition agreement, or satisfy the requirements of the Toronto Stock Exchange (“TSX”) with respect to an acquisition; consumer interest in the Corporation’s services and products; competition; and anticipated and unanticipated costs. The forward-looking statements contained in this document are made as of the date of this document and the Corporation does not undertake to update publicly or revise the forward-looking information contained in this document, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. These forward-looking statements should not be relied upon as representing the Corporation’s views as of any date subsequent to the date of this document. Although the Corporation has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements include exploration and development risks, the failure to establish estimated mineral resources or mineral reserves, volatility of commodity prices, variations of recovery rates and global economic conditions. The factors identified above are not intended to represent a complete list of the factors that could affect the Corporation. Additional factors are noted under “Risk Factors” in the Corporation’s Annual Information Form for the year ended September 30, 2013, a copy of which may be obtained on the SEDAR website at www.sedar.com, as well as other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities.

Any financial outlook or future-oriented financial information in this document, as defined by applicable securities legislation, has been approved by management of the Corporation as of the date of this document. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this document.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Mr. Terence F. Coughlan, P.Geo, President and Chief Executive Officer of the Corporation, who is a qualified person as defined by National Instrument 43-101, Standard of Disclosure for Mineral Projects, is responsible for, and has reviewed and approved, the scientific and technical information contained in this document.

Overall Performance

The Corporation was incorporated under the Canada Business Corporations Act (the “CBCA”) on January 18, 2008. The head office and the registered office of the Corporation are located at 2000 Barrington Street, Suite 1301, Cogswell Tower, Halifax, Nova Scotia, B3J 3K1. On January 22, 2010, the Corporation received final receipts for a prospectus dated January 20, 2010 and became a reporting issuer in the Provinces of British Columbia, Alberta, Nova Scotia and Ontario. The Corporation completed its initial public offering (the “Offering”) to raise gross proceeds of $500,000 on February 8, 2010 and had its common shares listed for trading on the TSX Venture Exchange (“TSXV”) as a capital pool Corporation on February 12, 2010, under the symbol GGD.P.

On July 26, 2010, the Corporation completed the arm’s length acquisition of the Rambler property in Newfoundland, Canada (the “Qualifying Transaction”). The property is located approximately nine kilometers southwest of the town of Baie Verte, Newfoundland on the Baie Verte peninsula on NTS map sheet 12H/16 consisting of one exploration license 9060M, which consists of 85 contiguous claims covering approximately 21.25 square kilometers. The property was purchased by paying $130,000 and issuing 250,000 common shares of the Corporation to the vendor. The vendor retains a net smelter royalty of 2 per cent. The Corporation may at any time purchase one-half of the net smelter royalty for $1 million.

The Qualifying Transaction included the completion of a non-brokered private placement of flow-through common shares for gross proceeds of $500,000 at a price of $0.30 per flow-through common share. Directors and officers of the Corporation subscribed for $100,000 of the financing.

On July 30, 2010, following the receipt of all necessary regulatory approvals, the common shares of the Corporation commenced trading on the TSX Venture Exchange under the symbol GGD as a Tier 2 mining exploration Corporation.

On December 10, 2010, the Corporation closed a non-brokered private placement financing for gross proceeds of $6,000,000 comprised of the sale of 24,000,000 common shares at a price of $0.25 per common share (the “Private Placement Financing”). OakRun Precious Metals Fund, Ltd. subscribed for 20,000,000 common shares of the Private Placement Financing resulting in an approximate 49% ownership interest in the Corporation. GoGold obtained shareholder approval for the Private Placement Financing. Also in connection with the Private Placement Financing a finder’s fee in the form of an option to purchase 1,000,000 common shares of GoGold at $0.25 per common share for 24 months was issued.

On April 13, 2011, the Corporation acquired all of the issued and outstanding shares of Mexican Gold Holdings Corporation Incorporated (“MHC”), a Canadian Corporation (the “MHC Transaction”). MHC and MHC’s wholly owned Canadian subsidiary, North American Gold Holdings Corporation Incorporated (“NAHC”), together own 100% of Minera Dorango Dorado S.A. DE C.V., a Mexican Corporation, (“MDD”). MDD is a party to agreements to earn a 100-per-cent interest in five (5) gold and silver properties consisting of a number of Mexican mining concession titles (the “MDD Claims”) in Durango, Mexico (the “MDD Agreements”).

The terms of the MDD Agreements provide MDD with an option to acquire a 100% interest in the MDD Claims in exchange for the following:

i.	a first year payment of US$140,000 (which has been paid);

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

ii.

a total work commitment for all MDD Claims for the first three years of US$900,000 and a total work commitment for years four through eight for all MDD Claims of US$2,650,000. All commitments to date have been met; and,

iii.

prepayment of future royalties of US$130,000 per annum starting in year three and ending in year eight. The future royalties will be based on a payment of up to US$4.00 per ounce of gold equivalent NI 43-101 compliant mineable reserves (“Reserves”). Any royalty prepayments will be applied against the final royalty payment due. After year eight of the MDD Agreements, MDD has agreed to pay the current optioners of the MDD Claims a royalty of up to US$4.00 per ounce of any additional increase in Reserves after the end of year eight.

iv.	MDD may exercise the option to acquire the MDD Claims at any time by paying the total minimum advance royalty or at the end of the eight year period provided all payments above have been made.

MHC was not considered a business for accounting purposes and the transaction was accounted for as an asset acquisition.

The Corporation issued 14,000,000 common shares to the shareholders of MHC and paid cash consideration of $1,100,000. The fair value of $10,920,000 pursuant to the share issuance has been included in share capital and acquisition cost for the MDD Claims (also called the “San Diego Project”). The cash payment has been included in the acquisition cost of the project.

As part of the MHC Transaction, the Corporation advanced MHC a total of $195,195 prior to the closing of the transaction. The advance was non-interest bearing and was payable on demand. The Corporation also expended a total of $241,108 during the year ended September 30, 2011 for purposes of evaluating the MHC Transaction, the MDD Claims and the MDD Agreements. These expenditures have been classified as part of the acquisition cost of the project.

On June 14, 2011, the Corporation announced it had closed an option agreement to acquire additional claims adjacent to the MDD Claims. The terms of the option agreement with the arms-length optioners provide that the Corporation may acquire a 100% interest in these additional claims in exchange for the following:

i.	a total payment of US$80,000 (which has been paid).

ii.

prepayment of future royalties of US$40,000 per annum starting in year three and ending in year eight. The future royalties will be based on a payment of up to US$4.00 per ounce of gold equivalent NI 43-101 compliant mineable reserves (“Reserves”). Any royalty prepayments will be applied against the final royalty payment due. After year eight of the MDD Agreements, MDD has agreed to pay the optioners of the Claims a royalty of up to US$4.00 per ounce of any additional increase in Reserves after the end of year eight; and,

iii.	MDD may exercise the option to acquire the Claims at any time by paying the total minimum advance royalty or at the end of the eight year period provided all payments above have been made.

In addition, the Corporation acquired additional claims adjacent to the existing project through staking.

The payments made for these additional transactions totalled $23,995.

On August 16, 2012, MDD entered into an option agreement to acquire a 100% interest in a 2,000 hectare portion of the San Diego Project known as Mina La Blanca. Under the terms of the option agreement, the exercise of the option requires: (a) an initial payment of US$350,000 was made, (b) four additional payments of US$100,000 on November 1, 2012, February 1, 2013, May 1, 2013, and August 1, 2013 were also made, and (c) a net smelter royalty of 1% if gold price per ounce is less than $1,000, 1.5% if gold price per ounce is between $1,000 and $1,500 or 2.0% if gold price per ounce is greater than $1,500 at the time of exercise. GoGold also acquired a 100% interest in two additional gold and silver mining concessions from Mexican prospectors for US$90,000.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

On July 30, 2012, the Corporation closed the acquisition of Absolute Gold Holdings Incorporated (“Absolute”). GoGold acquired the 83,000,000 issued and outstanding common shares of Absolute (“Absolute Shares”) and the 15,000,000 common share purchase warrants of Absolute (“Absolute Warrants”) in exchange for the issuance of 0.81 of a common share of GoGold (“GoGold Share”) for each Absolute Share and 0.81 of a common share purchase warrant of GoGold (“GoGold Warrant”) for each Absolute Warrant, through a plan of arrangement (“Plan of Arrangement”) completed under the Canada Business Corporations Act (the “Acquisition Transaction”).

Under the Acquisition Agreement, the Corporation acquired 100% of the issued and outstanding Absolute Shares and Absolute Warrants, such that Absolute, which owns an interest in the Parral Tailings Project located in Chihuahua, Mexico, through its wholly-owned subsidiary Grupo Coanzamex S.A. Del C.V., is now a wholly-owned subsidiary of the Corporation.

Under the terms of the Acquisition Transaction, the 83,000,000 Absolute Shares and the 15,000,000 Absolute Warrants issued and outstanding were exchanged under the terms of the Acquisition Transaction into 67,230,000 GoGold Shares and 12,150,000 GoGold Warrants. Each GoGold Warrant is exercisable into one GoGold Share at an exercise price of $1.50 until January 24, 2015.

The Parral Tailings Project comprises dry land tailings deposited from the historical Mina la Prieta silver and base metal mine. Please see the NI 43-101 compliant technical report entitled “National Instrument 43-101 Independent Technical Report on the Parral Tailings Project Chihuahua, Mexico held by Grupo Coanzamex S.A. de C.V. (Coanzamex) a Subsidiary of GoGold Resources Incorporated (GoGold)” dated February 20, 2013, prepared by David S. Dodd, B.Sc (Hon) FSAIMM, David R. Duncan, P.Geo and Ken Kuchling, P.Eng., (“Parral Prefeasibility Study”) on SEDAR for a complete description of the project. Permits have been received and construction has commenced. The project is currently approximately 32% complete.

The following table summarizes the minimum future financial commitments (in US$) as of the date of this document to keep the Parral Tailings Project and the MDD Agreements, including Mina La Blanca, in good standing:

	Fiscal year
	2014	2015	2016	2017	2018	2019
Work commitments	150,000	150,000	150,000	150,000	150,000	—
Minimum advance royalty	728,000	938,000	938,000	938,000	938,000	768,000
Advanced 12% Royalty	1,216,320	—	—	—	—	—

Total	$2,094,320	$1,088,000	$1,088,000	$1,088,000	$1,088,000	$768,000

On January 14, 2013, the Corporation announced it had obtained conditional approval to list its common shares (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) under the symbol “GGD” and on January 22, 2013, the Corporation’s Common Shares began trading on the TSX. The Corporation’s Common Shares were simultaneously delisted from the TSX Venture Exchange.

On January 22, 2013, the Corporation announced it had appointed Mr. Terry Cooper, QC to the board of directors of the Corporation as well as to the Audit Committee and the Corporate Governance Committee. At the same time, Mr. Daniel Whittaker resigned from both the board of directors, the audit committee and the corporate governance committee. The audit committee now consists of three independent directors.

On September 27, 2013, the Corporation announced it had closed a $35-million (U.S.) debt and equity financing with Orion Mine Finance Fund I (“Orion”). The financing transaction is more fully described below (see “Parral Project”).

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Annual Information (in dollars)

Fiscal Periods ended September 30	2013	2012	2011
Revenues	—	—	—
Net Loss	3,642,722	2,404,699	1,327,438
Basic and diluted net loss per share	0.03	0.03	0.04
Total assets	112,448,680	96,040,317	17,442,319
Total long-term liabilities	12,826,601	—	—
Cash dividends per common share	N/A	N/A	N/A

The Corporation has recorded losses in both fiscal 2013 and 2012 and expects to commence generating revenue from precious metal sales in fiscal 2014.

Results of Operations

The Corporation completed the acquisition of Absolute Gold and the Parral Tailings Project on July 27, 2012 and after receiving a positive prefeasibility study and obtaining project financing, made a decision to commence construction in Q4 2013. The Corporation is also carrying out exploration on the San Diego property which during the year focused on sampling, trenching, mapping and drilling the Chispa De Oro area (San Diego East) as well as drilling the high grade silver structures at Las Europas. The Corporation is still assessing next steps for the Rambler project and as described below incurred an impairment charge of $715,098 on the Rambler project reducing its carrying value to $nil.

During the years ended September 30, 2013 and 2012, the Corporation earned no revenue. The Corporation incurred general and administrative costs of $2,193,547 in 2013 compared to $1,601,126 in the prior year. The increase resulted from an increased level of activity on primarily the Parral Tailings Project and to a lesser degree, the San Diego project, which required general and administrative support in the form of increased levels of consulting and professional fees as well as personnel costs. In addition, the Corporation applied to have its shares listed on the Toronto Stock Exchange which required additional professional fees. Included in the above numbers is non-cash stock based compensation expense of $640,894 in 2013 and $499,040 in the prior year. Regulatory costs were $221,347 in 2013 compared to $102,246 in the prior year. The increase resulted from additional exchange and other regulatory fees associated with the Absolute transaction and listing the Corporation’s common shares on the TSX. Marketing and public relations costs were $730,418 in 2013 compared to $701,327 in the prior year. The small increase in this expense item was due to a slight increase level in marketing efforts since the Absolute acquisition was completed.

The Corporation took an impairment charge for the entire value of the Rambler project during the year. This charge was taken while the Corporation considers next steps for the property and no exploration activity is taking place or is planned on the property. The amount of the impairment charge was $715,098.

Fourth Quarter

Results for the fourth quarter were impacted by the higher costs related to commencing construction of the Parral Tailings Project. Higher property, plant and equipment expenditures are expected to continue until the project is complete and production commences and reaches targeted production rates as per the pre-feasibility study.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration Activities

The following table summarizes the exploration and acquisition costs incurred for the year ended September 30, 2013 on the Company’s projects:

	Exploration and Evaluation
	Rambler	San Diego	Parral	Total
Cost
At September 30, 2012	$714,848	$21,066,554	$48,760,500	$70,541,902

Additions	250	5,045,846	5,161,118	10,207,214
Impairment Charge	(715,098)	—	—	(715,098)
FX adjustments	—	164,921	(119,520)	45,401
Reclassification to PP&E	—	—	(53,802,098)	(53,802,098)

At September 30, 2013	$—	$26,277,321	$—	$26,277,321

Carrying value
At September 30, 2012	$714,848	$21,066,554	$48,760,500	$70,541,902

At September 30, 2013	$—	$26,277,321	$—	$26,277,321

Comparable figures for the prior year are as follows:

	Rambler	San Diego	Parral	Total
Opening balance
September 30, 2011	637,575	13,930,128	—	14,567,703
		—	—
Q1 Additions	157,492	1,323,761	—	1,481,253
Q2 Additions	15,231	1,609,916	—	1,625,147
Q3 Additions	(95,550)	1,662,255	—	1,566,705
Q4 Additions	100	2,462,677	48,753,985	51,216,762

Subtotal	77,273	7,058,609	48,753,985	55,889,867

	714,848	20,988,737	48,753,985	70,457,570

FX loss for the year	—	77,817	6,515	84,332

Ending balance
September 30, 2012	714,848	21,066,554	48,760,500	70,541,902

Exploration & Evaluation Assets from the Parral Tailing Project were transferred to Property, Plant and Equipment on September 30, 2013. This transfer was made as a result of the project being judged to be commercially viable and demonstrable after receipt of the Parral Prefeasibility Study and completion of the financing with Orion.

Parral Project

The Corporation announced on February 21, 2013 that it had completed the Parral Prefeasiblity Study on its Parral tailings project in Chihuahua state, Mexico, which defined a reserve of 35 million silver-equivalent ounces and a pretax internal rate of return of 80 percent (dollar amounts are in U.S. dollars). The study projects an initial capital cost of $35-million and a life of mine (LOM) of 12 years with an average annual production of 1.8 million silver-equivalent ounces (1.2 million ounces of silver and 11,000 ounces of gold). The mine production is planned at 5,000 tonnes per day on a conventional heap leach with a sustaining capital of $27.5-million over the LOM. The Parral Prefeasibility Study on the Parral tailings project in Chihuahua, Mexico, was prepared by the MDM Group of South Africa, in accordance with the requirements of National Instrument 43-101.

The study includes a LOM reserve average silver grade of 38.4 grams per tonne silver and 0.31 g/t gold and a recovery of 58 per cent for silver and 64 per cent for gold. Cash operating cost for silver of $6.48 an ounce using gold as a byproduct credit. This project as outlined in the prefeasibility study has a pretax IRR of 80 per cent, with pretax net cash flow of $230-million and a pretax net present value of $159-million using a 5-per-cent discount rate. The study is based on a gold and silver price of $1,475 (U.S.)/ounce gold and $29 (U.S.)/ounce silver. Payback for the project is expected in the first 16 months of production.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

On September 30, 2013, the Corporation announced it had closed a $35-million (U.S.) debt and equity financing with Orion Mine Finance Fund I (the “Orion Financing”).

Orion Mine Finance, formerly known as RK Mine Finance Fund II LP (“Orion”), will provide $30-million (U.S.) in senior secured debt in two tranches. The first tranche of $15,000,000 (U.S.) has been received. The second tranche draw is subject to customary conditions. The debt will bear interest at London interbank offered rate (LIBOR) plus 6.5 per cent, repayable in equal instalments over a three-year period commencing in September, 2014. The Corporation has provided a first charge over all assets as security.

In addition, on the closing date, Orion purchased 4,693,563 Common Shares of the Corporation through a non-brokered private placement for gross aggregate proceeds of $5-million (U.S.), representing a purchase price of approximately $1.103 (Canadian) per common share, which is a 5-per-cent premium to the volume-weighted average share price of the common shares on the Toronto Stock Exchange for the 20 trading days ended Sept. 13, 2013. Orion also received two million common share purchase warrants. Each whole warrant will entitle Orion to acquire one common share at a price of US$1.50 for a period of two years from the closing date. The common shares and the warrants, and the common shares issuable on exercise of the warrants, are subject to a four-month hold period from the closing date.

Orion will have the right to purchase additional common shares and/or participate in future securities offerings by the Corporation in order to maintain its ownership share.

The net proceeds of the financing transactions will be used to finance the development and construction of the Parral Tailings Project and for general working capital purposes.

GoGold and Orion Mine Finance have also entered into a definitive off-take agreement (“Off-Take Agreement”), together with GoGold’s indirect wholly-owned subsidiary, Grupo Coanzamex S.A. de C.V. (“Coanzamex”), which took effect on the Closing Date. Under the Off-Take Agreement, Coanzamex has agreed to sell and Orion Mine Finance has agreed to purchase all of the refined gold and refined silver produced from the Parral tailings project, up to an aggregate of 150,000 ounces of refined gold and 15 million ounces of refined silver. The selling price for the refined gold and refined silver under the agreement is based on the respective market prices for the commodities using the lowest quoted market price over a certain period of time prior to and following the respective transaction date. Management estimates this to represent a 1.5 – 3% reduction in the realized sale price of metal produced at Parral.

The Corporation, after having received the required permits, commenced construction of the Parral Tailings Project. Earthworks are well underway, longer lead items have been ordered and operational personnel positions are being filled. Construction is expected to be complete and the first gold pour to occur in the second calendar quarter of 2014.

San Diego Project

Exploration work on the San Diego project during fiscal 2013 focused on sampling, mapping and drilling the Chispa De Oro and Las Europas areas. Due to market conditions and the Corporation’s focus on Parral, it decided to conserve cash and slow the exploration expenses being incurred at San Diego during the year.

On November 1, 2012, the Corporation announced it had discovered several zones of high-grade silver mineralization in a number of structures at its Las Europas target zone. Mapping identified eight main structures, some up to 1.2 kilometres in length, ranging between two and 10 metres in width. Initial sampling of these structures has identified numerous high-grade zones within the structures.

The highlights of trench channel assays received include trench SDL-903, which returned 10 metres of 0.62 g/t gold and 318.2 g/t silver, (“g/t” grams per tonne)including four metres of 0.67 g/t gold and 555.2 g/t silver, trench SDL-904, which returned six metres of 0.33 g/t gold and 331.5 g/t silver, including four metres of 0.47 g/t gold and 452.3 g/t silver, trench SDL-901, which returned six metres of 146.6 g/t silver, including four metres of 202.4 g/t silver, and trench SDL-909, which returned four metres of 451.5 g/t silver. The Corporation intends to continue further sampling, mapping, trenching and drilling in the Europa (or Mina la Blanca) area in the future.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

On November 26, 2012, the Corporation released further drilling results from the Chispa De Oro South target area. Hole GGS-056 returned the best drill results to date on the property, 194.3 metres of 87 g/t silver, 0.28 g/t gold, and 1.1 per cent copper, which included an intercept of 82.3 metres of 159.4 g/t silver, 0.35 g/t gold and 1.6 per cent copper. This vertical hole was drilled in the breccia zone and demonstrates the continuity of the high-grade mineralization within the structure to a depth of 225 metres. GoGold geologists believe this breccia zone could potentially fall within a high-grade open-pit target at the Chispa South area. The same hole also intercepted a deeper zone of mineralization that may represent a potential underground target as well.

A second new drill hole, GGS-54, was drilled to intercept a deeper zone and intercepted a flat-lying zone of 38.7 metres of 60.3 g/t silver, 0.08 g/t gold and 1.9 per cent copper that may represent a thick zone of potentially underground bulk-minable mineralization that the company is also targeting in this area. New hole GGS-56 also intersected this zone in the bottom of the hole with 36.6 metres of 16.3 g/t silver, and 1.7 per cent copper. Other holes that intercepted this deeper zone previously are hole GGS-048, which intercepted 51 metres of 49.3 g/t silver, 0.08 g/t goldand 1.35 per cent copper, including 16 metres of 140.4 g/t silver, 0.24 g/t gold, and 2.89 per cent copper, and hole GGS-043 with 18.5 metres of 70.5 g/t silver, 0.1 g/t gold and 1.30 per cent copper.

On February 13, 2013, the Corporation announced new drilling results from its Chispa De Oro target at the company’s San Diego project in Durango, Mexico. Highlights included: Hole GGS-064 intercepted 42.05 metres of 190 grams per tonne silver, 1.90 per cent copper and 0.70 g/t gold, which included an intercept of 24.1 metres of 304.65 g/t silver, 2.08 per cent copper and 1.03 g/t gold. Hole GGS-62 returned 31.3 metres of 234.88 g/t silver, 0.50 per cent copper and 1.15 g/t gold at a potential open-pit target developing at the Chispa South area.

Work continued on the Las Europas area and on April 4, 2013, the Corporation announced drilling results from the recently discovered Las Europas underground target.

Highlights from recent drilling at Las Europas include hole GGS-66 with seven metres in true width of 938 grams per tonne (g/t) silver and hole GGS-71 with four metres in true width of 472 g/t silver, which correlate with the surface sampling. Mapping has identified eight main structures, with some of these structures extending up to 1.2 kilometres in length and ranging from two metres to 10 metres in width. Based on the initial trench samples previously released, high-grade zones have been identified within these structures.

San Diego Project Future Plans

The San Diego Property is an exploration project that is currently in the discovery stage. As a result of the current state of capital markets and commodity prices as well as the Corporation’s shift in focus as described above, exploration expenditures on the San Diego Property slowed during the year and are expected to remain below 2013 levels for fiscal 2014. Dependent on cash resources, the priorities for the San Diego Property are to outline a resource at both the San Diego South and Las Europas areas.

In addition, the Corporation is reviewing several other opportunities to acquire projects that meet our criteria of being advanced projects and capable of being developed in a short time frame at low capital cost. After the reporting period, on December 4, 2013, the Corporation announced it had entered into a definitive agreement with Animas Resources Ltd. to buy the past-producing Santa Gertrudis gold mine located in Sonora, Mexico (as more fully described below in “Events After the Reporting Period”).

Rambler Project

As described above, the Corporation took an impairment charge of $715,098 for the entire value of the Rambler project during the year.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results (in dollars)

	Revenue	Expenses	Net Loss	Working Capital	Total Assets	Shareholder Equity	Loss per Share
September 30, 2013	0	800,677	700,412	28,674,964	112,448,680	96,744,092	.01
June 30, 2013	0	684,609	630,882	15,284,887	93,797,989	93,492,710	.01
March 31, 2013	0	1,620,879	1,557,183	18,265,551	94,635,205	94,277,442	.01
December 31, 2012	0	754,245	754,245	21,730,823	94,993,318	94,697,439	.01
September 30, 2012	0	722,414	722,414	24,495,431	96,040,317	95,183,786	.01
June 30, 2012	0	545,754	545,754	866,978	21,124,489	20,643,348	.01
March 31, 2012	0	687,765	687,765	3,111,218	21,293,858	21,057,774	.01
December 31, 2011	0	456,882	456,882	4,884,168	21,592,944	21,339,914	.01

Liquidity and Capital Resources

At September 30, 2013, the Corporation had cash and short-term deposits of $31,114,102 (2012 - $24,727,903).

At September 30, 2013, the Corporation had working capital of $28,672,964 (2012 - $24,495,431). Management expects this amount of working capital to be sufficient for the Corporation to complete construction, commissioning and startup of the Parral Tailings Project. The Santa Gertrudis Project acquisition, if completed, may require additional capital and the Corporation is investigating alternatives to raise additional capital. The ability of the Corporation to raise the necessary funds cannot be guaranteed.

Contractual Obligations

	Fiscal year
	2014	2015	2016	2017	2018	2019
Work commitments	150,000	150,000	150,000	150,000	150,000	—
Minimum advance royalty	728,000	938,000	938,000	938,000	938,000	768,000
Long Term Debt	1,250,000	5,000,000	5,000,000	1,171,726
Advanced 12% Royalty	1,216,320	—	—	—	—	—

Total	$3,344,320	$6,088,000	$6,088,000	$2,259,726	$1,088,000	$768,000

Off-Balance Sheet Arrangements

At the date of this document, the Corporation had no material off-balance sheet arrangements.

Transactions with Related Parties

Included in general and administrative expense during the year ended September 30, 2013 are insurance premiums amounting to $69,508 (2012 - $52,985) paid to a Corporation in which a significant interest is owned by a director of the Corporation. The increase in the premiums from the prior periods is due to increased limits and additional entities being insured after the Corporation’s acquisition of Absolute Gold.

The transactions were in the normal course of operations and were measured at the exchange amounts, which are the amounts agreed to by the related parties.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates and Significant Accounting Policies

a) Foreign currency

i) Foreign currency transactions

In preparing the financial statements of each individual corporate entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for: exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from cumulative translation account to profit or loss on repayment of the monetary items.

ii) Foreign operations

The results and financial position of all the Corporation’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	shareholders’ equity and intercompany loans are translated at historical rates of exchange at the reporting date;

•	assets and liabilities are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each income statement presented are translated at monthly average exchange rates; and

•	all resulting exchange differences are recognized within Accumulated Other Comprehensive Income (“AOCI”) which is a separate component of equity.

On the loss of control of a foreign operation, all the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Corporation are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in AOCI.

Recent accounting pronouncements:

A number of new standards, and amendments to standards and interpretations under IFRS, are not yet effective, and have not been applied in preparing the condensed consolidated interim financial statements of the Corporation for the three and nine month periods ended June 30, 2013.

a) Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The date IFRS 9 becomes effective is in the process of being finalized by the International Accounting Standards Board. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

b) Consolidated financial statements

The IASB issued IFRS 10, Consolidated Financial Statements on May 12, 2011 to replace the current IAS 27, Consolidated and Separate Financial Statements. The new standard identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard and cannot reasonably estimate its effect.

c) Joint arrangements

The IASB issued IFRS 11, Joint Arrangements on May 12, 2011 to replace the current IAS 31, Interests in Joint Ventures. The new standard classifies joint arrangements as either joint ventures or joint operations. Interests in joint ventures will be accounted for using equity accounting, eliminating the proportionate consolidation option currently available under IAS 31. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard and cannot reasonably estimate its effect.

d) Disclosure of interest in other entities

On May 12, 2011 the IASB issued IFRS 12, Disclosure of Interest in Other Entities. This standard establishes disclosure requirements for interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet entities. This new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard and cannot reasonably estimate its effect.

e) Fair value measurement

The IASB issued IFRS 13, Fair Value Measurement on May 12, 2011. This is a comprehensive standard for fair value measurement and disclosure of fair value measurements across various IFRS standards. IFRS 13 provides a definition of fair value, sets out a single IFRS framework for measuring fair value, and outlines requirements for disclosure of fair value measurements. The new standard is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard and cannot reasonably estimate its effect.

f) Levies

The IASB issued IFRIC 21, Levies in May 2013, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Corporation intends to adopt IFRIC 21 in its financial statements for the annual period beginning October 1, 2014. The Corporation does not expect the amendments to have a material impact on the financial statements.

g) Recoverable amount disclosures for non-financial assets

In May 2013 the IASB issued amendments to IAS 36 to reverse the unintended requirement in IFRS 13 Fair Value Measurement, to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Corporation intends to adopt the amendments in its financial statements for the annual period beginning October 1, 2014. As the amendments impact certain disclosure requirements only, the Corporation does not expect the amendments to have a material impact on the financial statements.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

h) Other standards

The IASB amended IAS 1, Presentation of Financial Statements with changes effective July 1, 2012 and IAS 19, Employee Benefits with changes effective January 1, 2013. These standards have been reviewed and they are not anticipated to have a significant impact on the Company.

Financial Instruments and Other Risks

The Corporation’s financial instruments consist of cash, input taxes recoverable, prepaid expenses, accounts payable and accrued liabilities. The fair market value of these financial instruments approximates their carrying values, unless otherwise noted. For the purposes of determining fair value of its financial instruments, the Corporation classifies the inputs at a Level 1 measurement, where inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

As described above, the Corporation incurred a foreign currency loss arising from translation of foreign subsidiaries during the year ended September 30, 2013 of $52,897 (2012 – loss of $64,079). The reason for the difference in the current year is the recent strengthening of the Mexican peso versus the Canadian currency. This has been recorded under other comprehensive (income) loss for the period.

In addition, the Corporation also received interest income during the year ended September 30, 2013 of $232,872 (2012 – $nil).

Management does not believe the financial instruments held by the Corporation expose it to any significant interest, currency or credit risks, as described below.

Commodity price risk

The Corporation is subject to price risk from fluctuations in market prices of commodities, specifically gold and silver. The Corporation has elected not to actively manage its exposure to commodity price risk at this time. The Corporation’s future mining operations will be significantly affected by changes in the market prices for gold and silver. These prices fluctuate on a daily basis and are affected by numerous factors beyond the Corporation’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold including governmental reserves and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

Credit Risk

The Corporation’s credit risk is primarily attributable to cash and input tax recoverable. The Corporation has no significant concentration of credit risk arising from operations. Cash consists of funds on deposit in a high interest savings account with a Canadian Schedule I bank. Input tax recoverable consists of harmonized sales tax due from the Federal Government of Canada and value added tax from the Federal Government of Mexico. Management believes that the risk of loss with respect to financial instruments included in cash and input tax recoverable to be remote.

Liquidity Risk

The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The short-term deposits are in various guaranteed investment securities with maturities of less than a year but cashable in whole or in part with interest at any time to maturity. All of the Corporation’s current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk

(a) Interest Rate Risk

The Corporation has cash balances and interest-bearing debt. The Corporation’s current policy is to invest excess cash in Canadian bank high interest savings accounts or guaranteed notes (short-term deposits). The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. A 10% increase in the general level of interest rates would increase interest revenue by approximately $5,000 and increase the amount owing under the Orion Financing by approximately $212,000 (US).

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(b)	Foreign Currency Risk

The Corporation’s functional currency is the Canadian dollar and major purchases are transacted in Canadian, US dollars, and Mexican Pesos. The Corporation also has 2,000,000 warrants that have an exercise price in US dollars. The Corporation funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar and Mexican Peso currency using the funds received as a result of the Orion Financing (which are being held in US dollars) or converted from its Canadian dollar bank accounts held in Canada. Due to the significant US dollar balance the Corporation is currently carrying in cash, management believes that at this time the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

At September 30, 2013, the Corporation had net liabilities in US dollars and Mexican Pesos of approximately $14,424,284 (September 30, 2012 - $299,158), for which a 10% appreciation in US and Mexican Peso exchange rates would affect net loss by approximately $1,405,498.

c) Income Tax Risk

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 tax reform bill to Congress with a proposed effective date of January 1, 2014. As of October 31, 2013 the bill had been approved by the Mexican House of Representatives, the Tax Commission of the Senate, and the Senate. The bill has now been signed by the President. All approved changes will be effective prospectively from January 1, 2014.

The tax reform bill introduces a Special Mining Duty and a New Extraordinary Mining Duty, both of which will be payable annually by all holders of productive mining concessions. The Special Mining Duty will be calculated as 7.5% of earnings before interest, taxes, depreciation and amortization as determined under Mexican income tax law, including certain specific deductions. The New Extraordinary Mining Duty will be computed as 0.5% of gold and silver sales. Both of these taxes are deductible for the purposes of calculating Mexican income tax.

Other changes introduced with the tax reform bill include (i) the approval of a permanent 30% corporate income tax rate, (ii) the elimination of the immediate deduction of fixed assets, (iii) the abolishment of the Single Rate Tax Law (IETU), and (iv) the introduction of a new 10% dividend withholding tax to be levied on payments to individuals or foreign shareholders. The Company expects treaty benefits to be applicable to the 10% dividend withholding tax.

The Company is currently evaluating the impact of the final legislation.

Development and exploration of resource properties involves risks, many of which are outside the Corporation’s control. At this stage in the Corporation’s development it relies on equity and debt financing for the funds to explore and its properties and develop any resource that exists. Future financing could be affected by many factors outside the Corporation’s control such as market or commodity price changes and general economic conditions. The Corporation may not have sufficient funds from its current financial resources to put any resource in commercial production and implement its business plan. There is no assurance such financing will be available to the Corporation when required, or that it will be available on acceptable terms.

Additional detail on risks and uncertainties is discussed in the Corporation’s Annual Information Form dated December 30, 2013, a copy of which may be obtained on the SEDAR website at www.sedar.com, as well as other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities.

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Share Data

As at September 30, 2013, the Corporation had a total of 132,981,894 common shares issued and outstanding with a recorded value of $94,241,134. Comparative figures for September 30, 2012 were 128,288,331 and $89,703,697.

As of the date of this document, the Corporation has 151,441,894 fully diluted common shares outstanding.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s certifying officers. The Corporation’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Corporation’s disclosure controls and procedures as at September 30, 2013 and have concluded that these controls and procedures are effective.

The Corporation’s management, under the supervision of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Corporation ceased to be a venture issuer on January 22, 2013 as a result of the listing of its common shares on the TSX. Since that date, the Corporation has developed and implemented NI 52-109 compliance for disclosure controls and procedures and internal controls over financial Reporting, which have been incorporated and tested as of the date of this document. The CEO and CFO have concluded that internal controls over financial reporting were effective as of September 30, 2013.

Events After the Reporting Period

On December 4, 2013, the Corporation announced it had signed a definitive agreement with Animas Resources Ltd. (“Animas”) to buy the past-producing Santa Gertrudis gold mine located in Sonora, Mexico. Further to this announcement and subsequent developments, the Corporation is in continuing discussions to pursue a revised offer to acquire the assets or shares of Animas and its subsidiaries, the details of which are not yet finalized.

Future Outlook

Given the current state of the capital markets and commodity prices, the Corporation intends to focus on completing construction at Parral and commencing production there. In addition, the Corporation is reviewing other opportunities to acquire projects that meet our criteria of being advanced projects, capable of producing at low a cash cost and of being developed in a short time frame at low capital cost. The Corporation believes the acquisition of the Santa Gertrudis Gold Mine fits the above criteria and will proceed to close the transaction as soon as possible and move forward with a prefeasibility study.

Other Information

Additional information regarding the Corporation, including the Corporation’s Annual Information Form dated December 30, 2013, is available on SEDAR at www.sedar.com.

Dated: December 30, 2013